Exhibit 99.1

ATA Announces New Third Board Approval of Subsidiary’s Voluntary Delisting

Beijing, China, October 10, 2017 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that the National Equities Exchange and Quotations (the “New Third Board”), the over-the-counter stock exchange in China, has approved the voluntary delisting of the shares of its wholly owned subsidiary ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”) from the New Third Board. The delisting was unanimously approved by ATA Online shareholders on August 23, 2017. ATA Online’s delisting from the New Third Board will not affect the Company’s listing on the Nasdaq Global Market exchange.

Effective October 11, 2017, ATA Online’s shares will no longer be traded on the New Third Board.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of June 30, 2017, ATA’s test center network comprised 3,209 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered a total of approximately 92.0 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com